Home Inns Group Reports Second Quarter 2013 Financial Results

Total Revenues Increased 11% Year over Year to RMB 1.60 billion

Adjusted Net Income Increased 29% Year over Year to RMB 139.7 million

Shanghai, August 12, 2013 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN) (“Home Inns Group” or “the Company”), a leading economy hotel chain in China, today announced its unaudited financial results for the second quarter ended June 30, 2013.

The Company acquired Motel 168 and has consolidated Motel 168’s operating and financial results since October 1, 2011. Consolidated group numbers are presented in this earnings release unless specifically noted. For the purpose of providing more context and comprehensive information to investors regarding Motel 168’s integration, the Company has separately presented operating metrics and key financial data for Motel 168 hotels through the end of 2012. The Company will continue to provide Motel 168’s operating metrics and revenues through the remaining integration period in 2013.

Second Quarter 2013 Financial Highlights

•	Total revenues were in line with guidance and increased 10.5% to RMB 1.60 billion (US$261.0 million).

•	Net income attributable to ordinary shareholders increased 160.2% year over year to RMB 94.8 million (US$15.4 million). Adjusted net income attributable to ordinary shareholders (non-GAAP) increased 28.8% year over year to RMB 139.7 million (US$22.8 million).

•	EBITDA (non-GAAP) increased 22.4% year over year to RMB 348.7 million (US$56.8 million). Adjusted EBITDA (non-GAAP) increased 18.7% to RMB 393.6 million (US$64.1 million) or 24.6% of total revenues compared to 22.9% in the second quarter of 2012.

Key Financial Results
(RMB in Millions except RMB per ADS)	2Q2013	2Q2012	V%
Total Revenues	1,601.9	1,449.9	10.5%
Income from Operations	180.1	120.4	49.6%
Adj. Income from Operations*	208.2	170.4	22.2%
Net Income	94.8	36.4	160.2%
Adj. Net Income*	139.7	108.5	28.8%
EBITDA*	348.7	284.8	22.4%
Adj. EBITDA*	393.6	331.6	18.7%
Diluted Earnings per ADS	1.68	0.75	125.5%
Adj. Diluted Earnings per ADS*	2.89	2.17	33.3%

Note: Consolidation of Motel 168 financial results started on October 1, 2011

“V%” represents year-over-year change in percentage

* Indicates a non-GAAP financial measure which excludes share-based compensation expenses, integration expenses, accelerated fee amortization on early extinguishment of Term Loan, gain or loss on change in fair value of convertible notes, gain on change in fair value of interest swap transaction and net foreign exchange gain (see commentary at the end of this earnings release for full details).

Second Quarter 2013 Operational Highlights

•	Home Inns Group opened 100 new hotels in the second quarter of 2013 and operated 1,953 hotels across 271 cities in China under its three brands as of June 30, 2013. There were a total of 206 hotels contracted or under construction, including 146 franchised-and-managed hotels. The pipeline of franchised-and-managed hotels remains strong given continued demand for this business model from existing and new potential franchisee partners.

	Hotel Count				Openings	Closures
	Group	Home Inns	Motel 168	Yitel	Group	Group
In Operation	1,953	1,602	341	10	100	6
Leased-and-Operated	834	671	154	9	17	1
Franchised-and-Managed	1,119	931	187	1	83	5
Contracted or under Construction	206	163	35	8
Leased-and-Operated	60	41	14	5
Franchised-and-Managed	146	122	21	3

•	As of June 30, 2013, Home Inns Group had a total of 14.3 million unique active non-corporate members under its frequent guests programs.

Operating Metrics
	2Q2013	1Q2013	2Q2012
Occupancy Rate	87.0%	83.6%	89.2%
Average Daily Rate (ADR, RMB)	167	156	167
Revenue per Available Room (RevPAR, RMB)	145	131	149

•	Occupancy rate decreased 2.2 percentage points year over year driven by continued overall market softness while ADR was flat to the same period last year. The resulting year-over-year decrease in RevPAR in the second quarter of 2013 was consistent with economy hotels' market performance.

•	For the second quarter of 2013, RevPAR for Motel 168 improved 2.3% year over year to RMB 132 from RMB 129 as Motel 168’s integration continued to generate improved results. Approximately thirty Motel 168 hotels completed dual-brand conversions and commenced operations in the second quarter of 2013. Motel 168 occupancy rate increased to 82.1% from 80.8% and Motel 168 ADR increased to RMB 161 from RMB 159 from the same period last year.

“Navigating through a persistently challenging business environment, the Company maintained steady revenue performance and delivered another quarter of margin expansion year over year,” said Mr. David Sun, the Company’s chief executive officer. “In spite of tough market conditions, Motel 168 hotels continued their trend of performance improvements as a result of solid execution of our integration plans. Our cost control and productivity measures have proven effective in generating sustainable benefits to protect margin. Meanwhile, the gradual increase of revenues from franchise operations will provide a steady support for profitability enhancements going forward.”

“While prospects for long range growth remain positive for the travel industry in China, we expect the market to remain stable but to lack catalysts for dramatic improvements in macroeconomic conditions in the near term. Accordingly, we are adjusting the new leased-and-operated hotels target to 65 to 70 from the previous 80 to 90 but raising our total new hotel openings for the year to 400. This modification in our strategy will enable us to meet the strong demand for franchise development, to manage the pace of leased-and-operated hotel openings and to improve the effectiveness of our capital deployment. Even though we are lowering the revenue expectations for the year slightly, the impact of lower revenue is reasonably expected to be absorbed by a meaningful increase in our profitability,” Mr. Sun continued. “We have executed rapid growth for nearly a decade and we have now established solid foundations for maintaining our leadership scale in the industry, improving profitability and increasing value-creation for our shareholders in this next stage of growth.”

Detailed Financial Results for Second Quarter 2013

Total Revenues
(RMB/USD in Millions)	Second Quarter 2013
	RMB	USD	V%
Leased-and-Operated Hotels	1,412.7	230.2	8.6%
Franchised-and-Managed Hotels	189.3	30.8	26.4%
Total Revenues	1,601.9	261.0	10.5%
Less: Business Taxes	-99.2	-16.2	11.1%
Net Revenues	1,502.7	244.8	10.4%

Note: “V%” represents year-over-year change in percentage

•	The year-over-year increase in total revenues from both leased-and-operated and franchised-and-managed hotels in the second quarter of 2013 was mainly driven by an increase in the number of hotels in operation.

•	Revenues from Motel 168 included in total revenues were RMB 393.2 million (US$64.1 million) for the second quarter of 2013.

Total Operating Costs and Expenses / Total Operating Income
(RMB/USD in Millions)	Second Quarter 2013
						Adjusted
	GAAP Results			Reconciliation		Non-GAAP Results
	RMB	USD	Vpts	RMB	USD	RMB	USD	Vpts
Leased-and-Operated Hotel Costs	1,187.5	193.5	-3.3pts	7.4	1.2	1,180.1	192.3	-1.9pts

Franchised-and-Managed Hotel Personnel Costs	42.3	6.9	0.3pts	2.7	0.4	39.7	6.5	0.4pts
Sales and Marketing Expenses	17.3	2.8	0.0pts	0.4	0.1	17.0	2.8	0.1pts
General and Administrative Expenses	76.7	12.5	-0.3pts	17.7	2.9	58.9	9.6	0.0pts

Total Operating Costs and Expenses	1,323.8	215.7	-3.2pts	28.1	4.6	1,295.7	211.1	-1.5pts

Total Operating Income	180.1	29.3	2.9pts	28.1	4.6	208.2	33.9	1.2pts

Note: “Vpts” represents year-over-year change in percentage points of total revenues

Total Operating Costs and Expenses were RMB 1.32 billion (US$215.7 million) for the second quarter of 2013, representing 82.6% of total revenues compared to RMB 1.24 billion or 85.8% of total revenues for the second quarter of 2012. Total operating costs and expenses excluding any share-based compensation expenses and integration costs (non-GAAP) for the second quarter of 2013 were 80.9% of total revenues, compared to 82.4% in the same period a year ago.

•	Total leased-and-operated hotel costs were RMB 1.19 billion (US$193.5 million), or 84.1% of leased-and-operated hotel revenues for the second quarter of 2013, compared to RMB 1.12 billion, or 86.3% of leased-and-operated hotel revenues for the second quarter of 2012. Total leased-and-operated hotel costs excluding any share-based compensation expenses and integration costs (non-GAAP) were 83.5% of leased-and-operated hotel revenues in the second quarter of 2013, compared to 84.3% in the same period a year ago. The year-over-year decrease in this expense ratio was mainly due to continued productivity and operational efficiency enhancements at the hotel operational level. Pre-opening cost was RMB 19.1 million (US$3.1 million) for the second quarter of 2013.

•	Personnel costs of franchised-and-managed hotels were RMB 42.3 million (US$6.9 million) for the second quarter of 2013. Personnel costs of franchised-and-managed hotels excluding share-based compensation expenses (non-GAAP) were 21.0% of franchised-and-managed hotel revenues in the second quarter of 2013, compared to 20.2% in the same period of 2012. The increase in personnel costs of franchised-and-managed hotels was consistent with the increase in the number of franchised-and-managed hotels in operation.

•	Sales and marketing expenses were RMB 17.3 million (US$2.8 million) for the second quarter of 2013 compared to RMB 15.6 million for the same period 2012. Sales and marketing expenses excluding share-based compensation expenses (non-GAAP) were 1.1% of total revenues for the second quarter of 2013, compared to 1.0% in the same period of 2012.

•	General and administrative expenses were RMB 76.7 million (US$12.5 million) for the second quarter of 2013 compared to RMB 74.0 million for the second quarter of 2012. General and administrative expenses excluding any share-based compensation expenses and integration costs (non-GAAP) were 3.7% of total revenues in the second quarter of 2013, compared to 3.7% from the same period of 2012. The cost structure for general and administrative expenses remained stable.

Income from Operations was RMB 180.1 million (US$29.3 million) for the second quarter of 2013 compared to RMB 120.4 million for the second quarter of 2012. Income from operations excluding any share-based compensation expenses and integration costs (non-GAAP) for the second quarter of 2013 was RMB 208.2 million (US$33.9 million), or 13.0% of total revenues, compared to RMB 170.4 million, or 11.8% of total revenues, in the same period of 2012. This year-over-year increase in the income from operations margin rate mainly resulted from continued productivity enhancement and efficiency gains at the hotel operational level.

EBITDA (non-GAAP)
(RMB/USD in Millions)	Second Quarter 2013			Second Quarter 2012
	RMB	USD	%Rev	RMB	USD	%Rev
EBITDA (Non-GAAP)	348.7	56.8	21.8%	284.8	46.4	19.6%
Net Foreign Exchange (Gain) / Loss	-25.1	-4.1	-1.6%	10.3	1.7	0.7%
Share-Based Compensation Expenses	22.4	3.6	1.4%	24.7	4.0	1.7%
Accelerated Fee Amortization on Early Extinguishment of Term Loan	41.9	6.8	2.6%	-	-	-
Integration Costs	5.7	0.9	0.4%	25.3	4.1	1.7%
Non-Operating (Income) / Expenses	0.5	0.1	0.0%	-3.7	-0.6	-0.3%
Gain on Fair Value Change in Convertible Notes	-0.4	-0.1	0.0%	-9.8	-1.6	-0.7%
Adjusted EBITDA (Non-GAAP)	393.6	64.1	24.6%	331.6	54.0	22.9%

Note: “%Rev” represents amount as a percentage of total revenues

Consolidated Net Income Attributable to Home Inns Group’s Shareholders
(RMB/USD in Millions)	Second Quarter 2013			Second Quarter 2012
	RMB	USD	%Rev	RMB	USD	%Rev
Net Income (GAAP)	94.8	15.4	5.9%	36.4	5.9	2.5%
Net Foreign Exchange (Gain) / Loss	-25.1	-4.1	-1.6%	10.3	1.7	0.7%
Share-Based Compensation Expenses	22.4	3.6	1.4%	24.7	4.0	1.7%
Integration Cost	5.7	0.9	0.4%	25.3	4.1	1.7%
Amortization of Upfront Fees on Term Loan	-	-	-	25.3	4.1	1.7%
Accelerated Fee Amortization on Early Extinguishment of Term Loan	41.9	6.8	2.6%	-	-	-
Non-Operating (Income) / Expenses	0.5	0.1	0.0%	-3.7	-0.6	-0.3%
Gain on Fair Value Change in Convertible Notes	-0.4	-0.1	0.0%	-9.8	-1.6	-0.7%
Adjusted Net Income (Non-GAAP)	139.7	22.8	8.7%	108.5	17.7	7.5%

Note: “%Rev” represents amount as a percentage of total revenues

Basic and Diluted Earnings Per Ordinary Share and Per ADS
	Second Quarter 2013
	Ordinary Share		ADS Share
	RMB	USD	RMB	USD
Basic	1.03	0.17	2.05	0.33
Diluted	0.84	0.14	1.68	0.27

Adjusted Basic (Non-GAAP)	1.51	0.25	3.03	0.49
Adjusted Diluted (Non-GAAP)	1.45	0.24	2.89	0.47

Cash Flow

Net operating cash flow for the second quarter of 2013 increased 49.9% year over year to RMB 388.8 million (US$63.4 million) from RMB 259.3 million. Cash paid for capital expenditures during the quarter was RMB 188.8 million (US$30.8 million).

Capitalized expenditures for the second quarter of 2013 were RMB 202.6 million (US$33.0 million).

Balance Sheet

As of June 30, 2013, Home Inns Group had cash and cash equivalents of RMB 706.3 million (US$115.1 million). The outstanding balance of convertible notes issued in December 2010 (measured at fair value) was RMB 1.04 billion (US$170.0 million).

The Company completed the refinancing of its U.S. dollar-denominated term loan (“Term Loan”) on June 28, 2013. The outstanding balance of the Term Loan, which was borrowed in 2011 for the acquisition of Motel 168 and due in September 2015, was US$117.0 million. The new U.S. dollar-denominated term loan facility of US$117.0 million, due in June 2016, was sourced from the Industrial and Commercial Bank of China (“ICBC Loan”) with an annual rate of 3-month LIBOR plus 295 basis points, inclusive of all financing fees and on-going interest charges. The outstanding balance of the ICBC Loan was RMB 722.9 million (US$117.8 million) as of June 30, 2013.

Upon extinguishment of the Term Loan, the unamortized issuance cost of RMB 41.9 million was recognized currently as accelerated fee amortization on early extinguishment of Term Loan and disclosed separately in the income statement in the second quarter of 2013. The interest rate swap contracts associated with the Term Loan were terminated, and the difference of RMB 0.5 million between the amount of cash paid-out and the interest rate swap’s fair value as of March 31, 2013 was recorded as non-operating expenses in the second quarter of 2013. The guarantee fee of RMB 4.3 million related to ICBC Loan paid one year in advance was reflected in prepayments and other current assets as of June 30, 2013, which would be deferred and amortised over one year.

Outlook for Full Year and Third Quarter 2013

Home Inns Group has revised its hotel development plan and now plans to open 400 new hotels in 2013, including 65 to70 leased-and-operated hotels and 330 to 335 franchised-and-managed hotels.

The Company lowers its total revenues expectation for the group for 2013 to be in the range of RMB 6,350 million to RMB 6,500 million, representing a growth of 10.1% to 12.7% over 2012. Total revenues expected for the full year of 2013 includes RMB 1,550 million to RMB 1,600 million from the Motel 168 brand.

Total revenues for Home Inns Group in the third quarter of 2013 are expected to be in the range of RMB 1,735 million to RMB 1,765 million, including RMB 425 million to RMB 435 million from the Motel 168 brand.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

This announcement contains translations of certain RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.1374 to US$1.00, the noon buying rate for June 30, 2013 set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold an earnings conference call at 9 PM U.S. Eastern Daylight Time on Monday, August 12, 2013 (9 AM Beijing/Hong Kong Time on Tuesday, August 13, 2013).

Dial-in details for the earnings conference call are as follows:

U.S. (toll free):	1.866.519.4004
U.S.:	1.845.675.0437
China Mainland:	800.819.0121 or 400.620.8038
Hong Kong (toll free):	800.930.346
Hong Kong:	852.2475.0994
U.K. (toll free):	080.8234.6646
U.K.:	44.2030.598.139
Australia (toll free):	1.800.457.076
Taiwan (toll free):	008.0112.6920

International:	65.6723.9381

Pass code for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following numbers until the end of Monday, August 19, 2013 U.S. Eastern Daylight Time.

U.S. toll free:	1.855.452.5696
China toll free:	400.120.0932 or 800.870.0205
Hong Kong toll free:	800.963.117

International:	61.2.8199.0299

Conference ID number:	15233651

Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Home Inns Group

Home Inns Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Home Inns as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Home Inns Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. The Company's ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns Group, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; our expected successful consolidation and integration of Motel 168 with our existing operations; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor does it purport to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement Home Inns Group’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns Group uses the following non-GAAP measures:

(a)	total operating costs and expenses excluding share-based compensation expenses and integration costs
(b)	total leased-and-operated hotel costs excluding share-based compensation expenses and integration costs
(c)	personnel costs of franchised-and-managed hotels excluding share-based compensation expenses
(d)	sales and marketing expenses excluding share-based compensation expenses
(e)	general and administrative expenses excluding share-based compensation expenses and integration costs
(f)	income from operations excluding share-based compensation expenses and integration costs
(g)	adjusted net income attributable to shareholders excluding any share-based compensation expenses, foreign exchange gain or loss, integration cost, upfront fee amortization of term loan, and gain or loss from fair value change of convertible notes and interest swap derivatives
(h)	adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain or loss from fair value change of convertible notes, integration cost, gain or loss on change in fair value of interest swap transaction, and upfront fee amortization of term loan, and
(i)	adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain or loss from fair value change of convertible notes, integration costs, and gain or loss on change in fair value of interest swap transaction

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns Group believes that, used in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding the Group’s performance, and both management and investors benefit from referring to these non-GAAP financial measures in assessing the Group’s performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns Group’s operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns Group’s operational and financial performance with industry peers.

One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Home Inns Group’s net income (loss) for the period. These non-GAAP measures exclude share-based compensation expenses, foreign exchange gain or loss and gain or loss from fair value change of convertible notes, which have been and will continue to be a significant recurring expense in Home Inns Group’s business. In addition, Home Inns Group’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns Group does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns Group computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release. The non-GAAP adjustment items do not include the tax impact.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns Group’s future results will be unaffected by other charges and gains Home Inns Group considers to be outside the ordinary course of its business.

Home Inns Group completed its acquisition of 100% equity interest in Motel 168, and took control of Motel 168 effective on October 1, 2011. Home Inns Group has consolidated Motel 168’s operating and financial results since October 1, 2011. Home Inns Group has presented certain separated financial data of Motel 168 in this earning release for the purpose of providing more information to investors through the end of 2012. The Company will continue to provide Motel 168’s operating metrics and revenues through the remaining integration period in 2013.

For investor and media inquiries, please contact:

Johnny Wang

Home Inns & Hotels Management Inc.

Tel: +86-21-3337-3333*3870

Email: johnnywang@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Appendix 1:

Motel 168 operations have been integrated into the Group for management and measurement purposes since its acquisition on October 1, 2011. For the purpose of providing more context and comprehensive information to investors regarding Motel 168’s integration, Home Inns Group has separately presented operating metrics and key financial data for Motel 168 hotels through the end of 2012. The Company will continue to provide Motel 168’s operating metrics and revenues through the remaining integration period in 2013.

Second Quarter 2013 Operational and Revenues for Motel 168 Hotels

Operating Metrics
	2Q2013	1Q2013	2Q2012
Occupancy Rate	82.1%	76.7%	80.8%
Average Daily Rate (ADR, RMB)	161	151	159
Revenue per Available Room (RevPAR, RMB)	132	116	129

Total Revenues
(RMB in Millions)
	2Q2013	2Q2012	V%
Total Revenues	393.2	377.4	4.2%
Leased-and-Operated Hotels	372.5	359.7	3.6%
Franchised-and-Managed Hotels	20.7	17.7	16.9%

Note: “V%” represents year-over-year change in percentage

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2012	June 30, 2013
	RMB '000	RMB '000	US$ '000

ASSETS
Current assets:
Cash and cash equivalents	663,156	706,297	115,081
Restricted cash	205,739	172,258	28,067
Accounts receivable, net	98,176	128,102	20,872
Receivables from related parties	6,818	6,389	1,041
Consumables	41,600	41,601	6,778
Prepayments and other current assets	172,534	141,994	23,136
Deferred tax assets	80,369	79,900	13,019

Total current assets	1,268,392	1,276,541	207,994

Investment in a jointly controlled entity	6,625	6,215	1,013
Property and equipment, net	3,846,835	3,888,908	633,641
Goodwill	2,254,631	2,254,631	367,359
Intangible assets, net	1,149,419	1,133,362	184,665
Other assets	117,350	74,834	12,193
Non-current deferred tax assets	310,762	370,926	60,437

Total assets	8,954,014	9,005,417	1,467,302

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2012	June 30, 2013
	RMB '000	RMB '000	US$ '000

LIABILITIES
Current liabilities:
Accounts payable	76,825	70,830	11,541
Payables to related parties	3,798	5,138	837
Short term loans	12,571	-	-
Finance lease liabilities	6,660	4,204	685
Salaries and welfare payable	215,569	172,539	28,113
Income tax payable	76,382	82,241	13,400
Other taxes payable	27,761	31,123	5,071
Deferred revenues	202,874	196,127	31,956
Other unpaid and accruals	165,886	173,321	28,240
Other payables	925,134	862,234	140,490
Deferred tax liability	29,439	36,009	5,867

Total current liabilities	1,742,899	1,633,766	266,200

Long term loans	735,404	722,908	117,787
Deferred rental	631,618	687,010	111,938
Deferred revenues	45,089	53,187	8,666
Finance lease liabilities	1,620	679	111
Deposits due to franchisees	91,462	104,838	17,082
Other long term payables	10,620	19,464	3,171
Unfavorable lease liabilities	370,548	354,088	57,693
Financial liabilities*	1,066,771	1,043,440	170,013
Deferred tax liabilities	288,321	283,612	46,210

Total liabilities	4,984,352	4,902,992	798,871

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 91,672,320 and 92,338,016 shares issued and outstanding as of December 31, 2012 and June 30 2013, respectively)	3,574	3,594	586

Additional paid-in capital	2,802,905	2,861,457	466,233
Statutory reserves	158,417	158,417	25,812

Retained earnings	992,505	1,067,871	173,994

Total Home Inns shareholders' equity	3,957,401	4,091,339	666,625

Noncontrolling interests	12,261	11,086	1,806

Total shareholders’ equity	3,969,662	4,102,425	668,431

Total liabilities and shareholders’ equity	8,954,014	9,005,417	1,467,302

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.1374 on June 30, 2013, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: Financial liabilities represent convertible notes measured at fair value.

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended
	June 30, 2012	March 31, 2013	June 30, 2013
	RMB '000	RMB '000	RMB '000	US$ '000

Revenues:
Leased-and-operated hotels	1,300,218	1,238,105	1,412,658	230,172
Franchised-and-managed hotels	149,724	164,113	189,252	30,836

Total revenues	1,449,942	1,402,218	1,601,910	261,008
Less: Business tax and related surcharges	(89,290)	(87,943)	(99,238)	(16,169)

Net revenues	1,360,652	1,314,275	1,502,672	244,839

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(450,155)	(551,068)	(491,097)	(80,017)
Personnel costs	(267,645)	(275,184)	(269,005)	(43,830)
Depreciation and amortization	(148,524)	(169,500)	(170,024)	(27,703)
Consumables, food and beverage	(87,207)	(72,005)	(89,198)	(14,534)
Others	(168,848)	(123,339)	(168,149)	(27,397)

Total leased-and-operated hotel costs	(1,122,379)	(1,191,096)	(1,187,473)	(193,481)

Personnel costs of Franchised-and-managed hotels	(32,811)	(28,992)	(42,347)	(6,900)
Sales and marketing expenses	(15,559)	(21,380)	(17,322)	(2,822)
General and administrative expenses	(74,005)	(68,676)	(76,653)	(12,489)

Total operating costs and expenses	(1,244,754)	(1,310,144)	(1,323,795)	(215,692)

Other income	4,528	7,956	1,224	199

Income/(loss) from operations	120,426	12,087	180,101	29,346

Interest income	3,336	340	1,394	227
Interest expenses	(43,919)	(15,787)	(13,717)	(2,235)
Accelerated fee amortization on early extinguishment of Term Loan	-	-	(41,872)	(6,822)
Loss from equity investment	(843)	(273)	(137)	(22)
Gain/(loss) on change in fair value of convertible notes	9,823	(5,661)	402	66
Non-operating income	13,820	4,431	9,334	1,522
Non-operating expenses	-	-	-	-
Foreign exchange (loss)/gain, net	(10,263)	2,579	25,124	4,094

Income/(loss) before income tax expenses and noncontrolling interests	92,380	(2,284)	160,629	26,176

Income tax expense	(54,169)	(16,365)	(66,101)	(10,770)

Net income/(loss)	38,211	(18,649)	94,528	15,406

Less:Net (income)/loss attributable to noncontrolling interests	(1,800)	(736)	223	36

Net income/(loss) attributable to ordinary shareholders	36,411	(19,385)	94,751	15,442

Earnings/(loss) per share
— Basic	0.40	(0.21)	1.03	0.17

— Diluted	0.37	(0.21)	0.84	0.14

Weighted average ordinary shares outstanding
— Basic	90,753	91,794	92,217	92,217

— Diluted	100,045	91,794	100,459	100,459

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs	2,181	2,279	1,949	318
Personnel costs of Franchised-and-managed hotels	2,529	2,914	2,656	433
Sales and marketing expenses	400	386	354	58
General and administrative expenses	19,630	17,349	17,426	2,839

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.1374 on June 30, 2013, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended June 30, 2013
	GAAP Result	%of Total Revenue	Share-based Compensation	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,187,473)	74.1%	1,949	5,416	0.5%	(1,180,108)	73.7%
Personnel costs of Franchised-and-managed hotels	(42,347)	2.6%	2,656	-	0.2%	(39,691)	2.5%
Sales and marketing expenses	(17,322)	1.1%	354	-	0.0%	(16,968)	1.1%
General and administrative expenses	(76,653)	4.8%	17,426	317	1.1%	(58,910)	3.7%

Total operating costs and expenses	(1,323,795)	82.6%	22,385	5,733	1.8%	(1,295,677)	80.9%

Income from operations	180,101	11.2%	22,385	5,733	1.8%	208,219	13.0%

	Quarter Ended June 30, 2013
	GAAP Result	%of Total Revenue	Share-based Compensation	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$ '000		US$ '000	US$ '000		US$ '000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(193,481)	74.1%	318	882	0.5%	(192,281)	73.7%
Personnel costs of Franchised-and-managed hotels	(6,900)	2.6%	433	-	0.2%	(6,467)	2.5%
Sales and marketing expenses	(2,822)	1.1%	58	-	0.0%	(2,764)	1.1%
General and administrative expenses	(12,489)	4.8%	2,839	52	1.1%	(9,598)	3.7%

Total operating costs and expenses	(215,692)	82.6%	3,647	934	1.8%	(211,111)	80.9%

Income from operations	29,346	11.2%	3,647	934	1.8%	33,927	13.0%

	Quarter Ended March 31, 2013
	GAAP Result	%of Total Revenue	Share-based Compensation	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,191,096)	84.9%	2,279	3,823	0.4%	(1,184,994)	84.5%
Personnel costs of Franchised-and-managed hotels	(28,992)	2.1%	2,914	-	0.2%	(26,078)	1.9%
Sales and marketing expenses	(21,380)	1.5%	386	-	0.0%	(20,994)	1.5%
General and administrative expenses	(68,676)	4.9%	17,349	317	1.3%	(51,010)	3.6%

Total operating costs and expenses	(1,310,144)	93.4%	22,928	4,140	1.9%	(1,283,076)	91.5%

Income from operations	12,087	0.9%	22,928	4,140	1.9%	39,155	2.8%

	Quarter Ended June 30, 2012
	GAAP Result	%of Total Revenue	Share-based Compensation	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,122,379)	77.4%	2,181	23,942	1.8%	(1,096,256)	75.6%
Personnel costs of Franchised-and-managed hotels	(32,811)	2.3%	2,529	-	0.2%	(30,282)	2.1%
Sales and marketing expenses	(15,559)	1.1%	400	48	0.0%	(15,111)	1.0%
General and administrative expenses	(74,005)	5.1%	19,630	1,288	1.4%	(53,087)	3.7%

Total operating costs and expenses	(1,244,754)	85.8%	24,740	25,278	3.4%	(1,194,736)	82.4%

Income from operations	120,426	8.3%	24,740	25,278	3.4%	170,444	11.8%

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.1374 on June 30, 2013, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2012	March 31, 2013	June 30, 2013
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income/(loss) attributable to ordinary shareholders (GAAP)	36,411	(19,385)	94,751	15,442
Foreign exchange loss/(gain), net	10,263	(2,579)	(25,124)	(4,094)
Share-based compensation	24,740	22,928	22,385	3,647
Integration cost	25,278	4,140	5,733	934
Interest expenses — Upfront fee amortization of term loans	25,290	959	-	-
Accelerated fee amortization on early extinguishment of Term Loan	-	-	41,872	6,822
Non-operating (income)/expenses— (Gain)/loss on change in fair value of interest swap transaction	(3,689)	(1,380)	468	76
(Gain)/loss on change in fair value of convertible notes	(9,823)	5,661	(402)	(66)

Adjusted net income attributable to ordinary shareholders (Non-GAAP)	108,470	10,344	139,683	22,761

	Quarter Ended
	June 30, 2012	March 31, 2013	June 30, 2013
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings/(loss) per share (GAAP)
— Basic	0.40	(0.21)	1.03	0.17

— Diluted	0.37	(0.21)	0.84	0.14

Weighted average ordinary shares outstanding
— Basic	90,753	91,794	92,217	92,217

— Diluted	100,045	91,794	100,459	100,459
Adjusted earnings per share (Non-GAAP)
— Basic	1.20	0.11	1.51	0.25

— Diluted	1.08	0.11	1.45	0.24

Weighted average ordinary shares outstanding
— Basic	90,753	91,794	92,217	92,217

— Diluted	100,045	92,804	100,459	100,459

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.1374 on June 30, 2013, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: The non-GAAP adjustment items do not include the tax impact.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2012	March31, 2013	June 30, 2013
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income/(loss) attributable to ordinary shareholders	36,411	(19,385)	94,751	15,442
Interest income	(3,336)	(340)	(1,394)	(227)
Interest expenses	43,919	15,787	13,717	2,235
Income tax expense	54,169	16,365	66,101	10,770
Depreciation and amortization	153,623	174,924	175,496	28,595

EBITDA (Non-GAAP)	284,786	187,351	348,671	56,815

Foreign exchange loss/(gain), net	10,263	(2,579)	(25,124)	(4,094)
Share-based compensation	24,740	22,928	22,385	3,647
Accelerated fee amortization on early extinguishment of Term Loan	-	-	41,872	6,822
Integration cost	25,278	4,140	5,733	934
Non-operating (income)/expenses— (Gain)/loss on change in fair value of interest swap transaction	(3,689)	(1,380)	468	76
(Gain)/loss on change in fair value of convertible notes	(9,823)	5,661	(402)	(66)

Adjusted EBITDA (Non-GAAP)	331,555	216,121	393,603	64,134

%of total revenue	22.9%	15.4%	24.6%	24.6%

Note 1: The "Depreciation and amortization expense" includes the depreciation and amortization expenses of the Group.

The depreciation and amortization expenses of all leased-and-operated hotels are included in "Operating costs and expenses".

The depreciation and amortization expenses of administrative long-term assets are included in "General and administrative expenses".

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	June 30, 2012			March 31, 2013			June 30, 2013
	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168
Total Hotels in operation:	1,580	316	1,264	1,859	335	1,524	1,953	341	1,612
Leased-and-operated hotels	733	144	589	818	150	668	834	154	680
Franchised-and-managed hotels	847	172	675	1,041	185	856	1,119	187	932

Total rooms	193,105	48,358	144,747	222,841	49,205	173,636	232,905	49,637	183,268

Occupancy rate (as a percentage)	89.2%	80.8%	92.1%	83.6%	76.7%	85.6%	87.0%	82.1%	88.3%

Average daily rate (in RMB)	167	159	170	156	151	158	167	161	168

RevPAR (in RMB)	149	129	157	131	116	135	145	132	149

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30, 2012			June 30, 2013
	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168
Total Hotels in operation:	1,420	325	1,095	1,420	325	1,095
Leased-and-operated hotels	718	172	546	719	173	546
Franchised-and-managed hotels	702	153	549	701	152	549

Total rooms	171,989	46,096	125,893	171,440	45,075	126,365

Occupancy rate (as a percentage)	90.8%	81.0%	94.6%	89.6%	82.9%	92.1%

Average daily rate (in RMB)	170	162	173	171	162	174

RevPAR (in RMB)	154	132	163	153	135	160

One Motel 168 Franchised-and-managed hotel was legally converted into Leased-and-operated hotels in 2012.

* “Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.

“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.

The operating data of multi-brand conversion hotels were included in "Motel 168".